SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997


                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORESTATES EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             One First Union Center
                      Charlotte, North Carolina 28288-0013

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                  (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


    Report of Independent Auditors.

    Financial Statements:

            Statement of Net Assets Available for Benefits, with Fund Information, December 31, 1997.

            Statement  of  Changes in Net Assets
            Available  for  Benefits,  with Fund
            Information, December 31, 1996.

            Statement of Changes in Net Assets Available for
            Benefits, with Fund Information, Year ended December
            31, 1997.

            Statement of Changes in Net Assets Available for
            Benefits, with Fund Information, Year ended December
            31, 1996.

            Notes to Financial Statements.

            Line 27-a--Assets Held for Investment Purposes.
            Line 27-d--Reportable Transactions.


                  (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

            Consent of Ernst & Young LLP.



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        CORESTATES EMPLOYEE STOCK OWNERSHIP
                          AND SAVINGS PLAN



                           By: ______________________________________
                               Name:
                               Title:


Date: June__, 1997


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                                  EXHIBIT INDEX


Exhibit No.              Description                   Location
-----------              -----------                   --------

(23)             Consent of Ernst & Young LLP       Filed herewith